

OTC Pink Sheets: **BWBG**

Updated: January 5, 2016

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws. We make forward-looking statements which represent our expectations or beliefs about future events and financial performance. Forward-looking statements are identifiable by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are subject to known and unknown risks and uncertainties, including without limitation those described in our filings with the Securities and Exchange Commission.

In addition, actual results could differ materially from those suggested by the forward-looking statements, and therefore you should not place undue reliance on the forward-looking statements. We do not make any commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statement is made.

Corporate Overview

Blue Water Bar & Grill, Inc. (OTC Pink Sheets: BWBG) is a developer of casual dining restaurants in popular tourist destinations throughout the Caribbean region under the Blue Water Bar & Grill™ brand name.



Blue Water Bar & Grill, Inc.
(OTC Pink Sheets: BWBG)
Blue Water Bar & Grill, N.V.
St. Maarten Blue Water Bar & Grill
(Under Construction)
Future Planned Locations
• Aruba
• Nassau
• Cozumel
• Grand Cayman
• Barbados

Casual Dining Caribbean Restaurants
Blue Water Bar & Grill™

- Construction on St. Maarten, Dutch West Indies location in progress (approximately 60% completed as of 12/31/15)
- Unique beachfront location with swim up pool bar seating
- Designed to appeal to cruise ship passengers
- Grand Opening 2016
- www.bluewaterbar.com

Blue Water Bar & Grill™
St. Maarten, Dutch West Indies







Grand Opening
2016

Blue Water Bar & Grill™
St. Maarten, Dutch West Indies









Construction Progress as of December 2015

Targeting Cruise Ship Passengers

- Estimated 21.7 million passengers in 2014 (11.9 million from North America)
- Caribbean is the largest cruise market (37.3%)
- Average spent at each port of call was about $96 per passenger and $97 per crew member
- Consistent Growth: Since 1980 the number of cruise passengers has grown at an approximate annual rate of 7.2% per annum

Source: Florida-Caribbean Cruise Association (www.f-cca.com)

St. Maarten, Dutch West Indies
Top Cruise Ship Destination



- Over 2 million cruise passengers in 2014

- Expected to top 2.5 million passengers annually by 2020

- Average expenditure in St. Maarten was $186 per passenger and $136 per crew member

Source: Business Research & Economic Advisors

Competitive Advantage
Existing Off-Ship Dining Options

- Branded chain restaurants limited to fast food such as Subway and Pizza Hut
- Casual dining dominated by "Mom and Pop" restaurants suffering from:
    - Over priced offerings
    - Inconsistent food quality and "on island time" service
    - Questionable cleanliness and food handling
    - Fails to satisfy customer Caribbean dreams and visions
    - General indifference: one-time customer mentality

Competitive Advantage
Blue Water Bar & Grill™

- Branded casual dining Caribbean experience catering to American needs and expectations
- A Blue Water experience to remember:
  - The Island Dream: open aired kitchen under a huge tiki roof on crystal clear blue water beach setting
  - Consistent and reasonably priced food & drinks
  - American style service and cleanliness standards
  - Same quality and island experience at all locations

Planned Strategic Growth (5-Year)

Following the 2016 opening of the flagship St. Maarten Blue Water Bar & Grill™, Blue Water intends to open one new Blue Water Bar & Grill™ per year starting with the following top cruise ports:

- Aruba, Dutch West Indies
- Nassau, Bahamas
- Cozumel
- Grand Cayman
- Barbados

2016 Goals and Milestones

- Complete construction and open the St. Maarten Blue Water Bar & Grill™

- Finalize site location and begin constructing the Aruba Blue Water Bar & Grill™

- Create online store with fulfillment for selling Blue Water Bar & Grill™ merchandise in the US

- Start the site location process for Nassau, Bahamas

Stock Overview*

Company Name: Blue Water Bar & Grill, Inc.

Stock Symbol: BWBG

Shares Outstanding: 107,609,500

Public Float: 950,000

Bid/Ask: $0.031 x $0.25

Public Auditor: M&K CPAS, PLLC

Transfer Agent: VStock Transfer, LLC

As of January 5, 2016



www.bluewaterbar.com

(512) 772-1542

E-Mail: info@bluewaterbar.com

OTC Pink Sheets: **BWBG**